Contacts in Buenos Aires	Contacts in New York

Investor Relations

Eduardo Pawluszek, Finance & Investor Relations Manager

Gonzalo Castro Olivera, Investor Relations

gonzalo_olivera@tgs.com.ar

María Victoria Quade, Investor Relations

victoria_quade@tgs.com.ar

Tel: (54-11) 4865-9077

Media Relation

Rafael Rodriguez Roda

Tel: (54-11) 4865-9050 ext. 1238

Isabel Viera, Vice President ivieira@hfgcg.com Tel: (646) 284-9432

TGS Reports Results for the First Quarter

Ended March 31, 2004

FOR IMMEDIATE RELEASE: Friday, April 30, 2004

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. ("TGS" or "the Company") (NYSE: TGS, MERVAL:TGSU2) today reported a net income of Ps. 100.4 million, or Ps. 0.126 per share (Ps. 0.632 per ADS) for the first quarter of 2004, as compared to a net income of Ps. 214.6 million, or Ps. 0.270 per share (Ps. 1.351 per ADS) for the same quarter of 2003.  The decrease in net income is fundamentally due to the variation in Income tax, as determined by the deferred tax methodology as well as the impact of a significant reduction of the exchange rate reported in the first quarter of 2003.

Basis of Presentation of Financial information

Accounting for Inflation

Following the rules issued by the Argentine National Securities Commission (“CNV”), the financial statements at and for the first quarter ended March 31, 2004 are stated in historical pesos. Effective February 28, 2003, accounting for the effects of inflation has been suspended.  Financial statements at and for the first quarter 2003, presented for comparative purposes, include the effects of inflation as of such date.

Accounting for Devaluation

According to Resolutions No. 3/2002 and 87/03 (the last one provides the suspension of the first one), issued by the Argentine Accounting Profession, exchange losses arising from the devaluation of the peso starting January 6, 2002, related to foreign currency liabilities existing at such date, were added to the cost basis of assets acquired or developed with that financing until July 28, 2003.  Similar alternative treatment is permitted, but not required, for exchange losses arising from indirect financing.  Such capitalization was made applying the alternative criteria, and accordingly exchange losses derived from foreign currency-denominated liabilities, which originally and indirectly financed the acquisition of Property, Plant and Equipment were considered.  To such end, the Company has assumed that proceeds from such financing were applied first to working capital needs and assets not eligible for exchange loss capitalization and the remainder was allocated to assets eligible for such capitalization.

First Quarter 2004 vs. First Quarter 2003

TGS posted first quarter 2004 total net revenue of Ps. 245.1 million, as compared to Ps. 220.5  million earned in the same period of 2003, representing a 11.2 % increase.

Gas transportation revenue for the first quarter 2004 was Ps. 106.0 million, a 1.7% increase over the first quarter 2003. The increase was driven basically by higher revenue from interruptible gas transportation services attributable to higher demand for natural gas during the first quarter of 2004.  Natural gas is currently the cheapest fuel, as compared to other alternative fuels, as a result of the lack of adjustment to its price since 2001.

Gas transportation service revenues are derived principally from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity.  This segment is subject to regulation by Ente Nacional Regulador del Gas (“ENARGAS”).  Gas transportation service is TGS’s core business, representing approximately 43% and 47% of the Company’s total revenue for the first quarter of 2004 and 2003, respectively.  The share of this segment as a percentage of the Company’s total revenue has significantly decreased from its historical 80% until 2001.  The decrease is a direct result of the end of the convertibility monetary regime in Argentina and the ensuing “pesification” of regulated tariffs at an exchange rate of US$ 1=Ps. 1, as well as the prohibition to apply variations of local and international indexes, or any other type of adjustment thereon, according to the Economic Emergency Law passed by the Argentine Congress on January 6, 2002. Since that time, the tariff renegotiation process has been delayed with no significant progress so far.

Natural gas liquids (“NGL”) production and commercialization revenues for the first quarter 2004 were Ps. 129.8 million, a 21.8% increase over the first quarter 2003.  Increased revenue is the result of a 26% increase in volumes sold, partially mitigated by a decrease in average prices (dollar-denominated), as a consequence of a decrease in the exchange rate during the first quarter of 2004.

NGL production and commercialization revenue share accounted for approximately 53% and 48% of the total revenue for the first quarter of 2004 and 2003, respectively.  NGL production and commercialization consists of natural gas processing activities, conducted at the Cerri Complex, located near the city of Bahía Blanca and connected to each of TGS’s main pipelines, where ethane, propane, butane and natural gasoline are recovered. This segment also includes the commercialization of NGL for the Company’s own account and on behalf of its clients.

Other services revenues for the first quarter 2004 were Ps. 9.3 million, similar to the Ps. 9.7 million earned in the same period of 2003.

Other services segment mainly includes midstream and telecommunication activities and its revenue share in the Company’s total revenue accounted for approximately 4% for both the first quarters of 2004 and 2003. Midstream activities consist of gas treatment, separation, and removal of impurities from the natural gas stream and gas compression, rendered at wellhead, typically to gas producers. In addition, TGS provides services related to pipeline and compression plant construction and related operation and maintenance services. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS.  Telcosur S.A. provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Costs of sales and administrative and selling expenses were Ps. 128.2 million, a 1.5% increase when compared to the first quarter 2003.  The increase is basically attributable to direct costs associated with the NGL production and commercialization segment in the 2004 quarter compared to the same quarter of 2003.

For the first quarter 2004, the Company reported net financial expense amounting to Ps. 11.4 million compared to a gain of Ps. 27.0 million in the corresponding 2003 quarter.  The gain reported for the first quarter ended March 31, 2003 is largely attributable to a significant decrease of the exchange rate, although partially mitigated by a reduction of the exchange loss capitalization in such period.

Income tax expense reported for the first quarter of 2004 amounted to Ps. 4.4 million, as compared to a gain of Ps. 94.4 million reported for the same period of 2003.  The gain reported in the first quarter ended March 31, 2003 was basically due to the decrease in the deferred tax liability, reflecting  the reduction of the capitalized exchange loss during that period.

Liquidity and Capital Resources

Cash flow from operations for the first quarter ended March 31, 2004 amounted to Ps. 121.1 million.  Such funds were applied as follows: (i) Ps. 20.3 million to investments activities, and (ii) the remainder to increase TGS’s cash position.  Currently, TGS relies on cash generation from operations as its primary source to finance its future activities.  For detailed information on the Company’s cash flow refer to Exhibit IV.

As announced on May 14, 2003, upon the withdrawal of its debt restructuring proposal, the Company decided to postpone interest and principal payment due under its debt agreements.  TGS continues to maintain conversations with its main creditors with the goal of reaching an agreement and overcoming the current financial situation.

Please see the attached table for additional financial and operating information.

TGS, with a current delivery capacity of approximately 62.5 MMm³/d or 2.2 Bcf/d is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of natural gas liquids.  TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively.  TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. ("CIESA"), which together with Petrobras Energía and Enron Corp. subsidiaries, hold approximately 70% of the Company’s common stock. CIESA is currently owned 50% by Petrobras Energía S.A. and a subsidiary, and 50% by subsidiaries of Enron Corp.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks.  Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved.  Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

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Exhibit I

Transportadora de Gas del Sur S.A.

Consolidated Financial and Operating Data for the three month periods ended March 31, 2004 and 2003

(In million of constant Argentine pesos as of February 28, 2003 (1), except for per share and per ADS information in pesos or where otherwise indicated)

Income Statement Data	1st. Quarter	
	2004	2003
Net Revenues	**245,1**	**220,5**
Gas transportation	106,0	104,2
GLP production and commercialization	129,8	106,6
Other services	9,3	9,7
Operating Costs	**(113,4)**	**(110,0)**
Operation and maintenance	(66,9)	(63,1)
Depreciation and amortization expenses	(46,5)	(46,9)
Gross Operating Profit	**131,7**	**110,5**
Administrative and Selling Expenses	(14,8)	(16,3)
Operating Income	**116,9**	**94,2**
Other Income (Expense), net	0,2	(2,6)
Equity in (Losses) Earnings of non consolidated subsidiaries	(0,9)	1,6
Net Financial Results	(11,4)	27,0
Net Income before Income Tax	**104,8**	**120,2**
Income Tax	(4,4)	94,4
Net Income	**100,4**	**214,6**
Earnings per share	0,126	0,270
Earnings per ADS	0,632	1,351

Operating Data

	2004	2003
Transmission Volumes (million of cf/d)		
Average firm contracted capacity	2.182,4	2.164,8
Average deliveries	1.945,8	1.613,9
Processing sales (thousand of short tons)		
Ethane	106,4	95,6
Propane and Butane	154,7	121,0
Natural Gasoline	36,0	18,3

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Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the three-month periods ended

March 31, 2004 and 2003

(In million of constant Argentine Pesos as of February 28, 2003 (1))

Three-Month Period March 31, 2004	Gas Transportation	NGL Production and Commercialization	Other Services	Corporate	Total
Net revenues	106.0	129.8	9.3	-	245.1
Operating income (loss)	49.3	73.0	1.7	(7.1)	116.9
Depreciation of PP&E	33.9	6.6	3.4	1.1	45.0
Additions to PP&E	15.6	2.0	2.0	0.1	19.7
Identifiable assets	3,969.2	490.8	212.7	872.7	5,545.4
Identifiable liabilities	40.8	45.6	7.0	3,292.9	3,386.3

Three-Month Period March 31, 2003
Net revenues	104.2	106.6	9.7	-	220.5
Operating income (loss)	44.6	57.5	1.3	(9.2)	94.2
Depreciation of PP&E	34.8	6.4	3.2	1.8	46.2
Additions to PP&E	5.9	1.6	2.5	0.1	10.1

Year ended December 31, 2003
Identifiable assets	4,003.0	450.7	218.3	781.2	5,453.2
Identifiable liabilities	37.9	39.0	8.1	3,309.5	3,394.5

Breakdown of Net Financial Expense for the three-month periods ended

March 31, 2004 and 2003 (1)

(In million of constant Argentine Pesos as of February 28, 2003) (1)

	Three-Month Period Ended March 31, 2004	Three-Month Period Ended March 31, 2003
Generated by Assets
Interest and others	(4.5)	5.7
Loss on exposure to inflation	-	(5.1)
Foreign exchange loss	(16.4)	(43.4)
Total	(20.9)	(42.8)
Generated by Liabilities
Interest expense	(55.0)	(57.2)
Gain on exposure to inflation	-	1.5
Foreign exchange gain	68.9	138.9
Intangible assets amortization	(1.7)	(4.0)
Others	(2.7)	(9.4)
Total	9.5	69.8

(1) As a consequence of a CNV resolution inflation accounting was suspended effective February 28, 2003.

Exhibit III

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Exhibit IV

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